Deutsche Bank

Registration Statement No. 333- 218897
Dated January 17, 2018; Rule 433
Page 1

Global Markets

3 YEAR FLOATING RATE ELIGIBLE LIABILITIES SENIOR NOTES DUE JANUARY 2021

ELIGIBLE LIABILITIES SENIOR NOTES, SERIES D

Terms and Conditions *Wednesday, January 17, 2018*

Final Terms of the Notes

Issuer	:	Deutsche Bank AG New York Branch
Issuer's Long-term Senior Non-Preferred Unsecured Rating	:	Baa2, Negative (Moody's); BBB-, Negative (S&P); BBB+, Stable (Fitch)
Form of Debt	:	Eligible Liabilities Senior Debt Notes (Senior non-preferred)
Nominal Amount	:	USD 650,000,000
Trade Date	:	17 January 2018
Issue Date	:	22 January 2018
Maturity Date	:	22 January 2021
Coupon	:	3-month USD Libor plus 0.815%
Reoffer Price	:	100.00%
Fees	:	0.225%
Day Count Basis	:	Actual/360, adjusted modified following
Payment Dates	:	Quarterly in arrears, payable 22 January, 22 April, 22 July and 22 October of each year, commencing 22 April 2018
Early Redemption	:	None
Redemption	:	100.00%
Business Days	:	New York, TARGET2 and London
Listing	:	None
Denominations	:	Minimum denominations of USD 100,000 and integral multiples of USD 1,000 in excess thereof
ISIN	:	US251526BQ11
CUSIP	:	251526BQ1
Lead Manager	:	Deutsche Bank Securities Inc.
Co-managers	:	Academy Securities, Inc., BB&T Capital Markets, a division of BB&T Securities, LLC, CIBC World Markets Corp., Citigroup Global Markets Inc., Citizens Capital Markets, Inc., Drexel Hamilton, LLC, The Huntington Investment Company, Mischler Financial Group, Inc., Scotia Capital (USA) Inc., Standard Chartered Bank, TD Securities (USA) LLC, U.S. Bancorp Investments, Inc. *Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of Financial Industry Regulatory Authority, Inc.*
Settlement	:	DTC and Euroclear/Clearstream
Calculation Agent	:	Deutsche Bank AG, London Branch
Documentation	:	SEC Registered
Eligible Liabilities Terms	:	Waiver of right to set-off; no events of default; repurchase prior to maturity subject to regulatory approval if then required under applicable law; recognition of applicable resolution measures
Resolution Measures:		Holders of the notes will be bound by and deemed irrevocably to consent to the imposition of any Resolution Measure (as defined below) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, certain specifically defined senior unsecured debt instruments, including the notes, would rank junior to, without constituting subordinated debt, all other outstanding unsecured unsubordinated obligations of the Issuer, including some of the other senior debt securities issued by the Issuer, and would be satisfied only if all such other senior unsecured obligations of the Issuer have been paid in full. Please see "Resolution Measures and Deemed Agreement" below for more information.

Capitalized terms used but not defined in this term sheet have the meanings assigned to them in the accompanying prospectus supplement and prospectus.

- **Prospectus supplement dated July 7, 2017**:

IMAGE OMITTEDIMAGE OMITTEDRegistration Statement No. 333- 218897 Dated January 17, 2018; Rule 433 Page 2 IMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTED 3 YEAR FLOATING RATE ELIGIBLE LIABILITIES SENIOR IMAGE OMITTEDIMAGE OMITTED NOTES DUE JANUARY 2021 ELIGIBLE LIABILITIES SENIOR NOTES, SERIES D Terms and Conditions Wednesday, January 17, 2018 IMAGE OMITTED https://www.sec.gov/Archives/edgar/data/1159508/000119312517224065/d412421d424b21.pdf Prospectus dated July 7, 2017: https://www.sec.gov/Archives/edgar/data/1159508/000119312517224058/d603970d424b21.pdf IMAGE OMITTED

Markets
Global

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Registration Statement No. 333- 218897 IMAGE OMITTED Dated January 17, 2018; Rule 433 Page 3 IMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTED 3 YEAR FLOATING RATE ELIGIBLE LIABILITIES SENIOR NOTES DUE JANUARY 2021 IMAGE OMITTEDIMAGE OMITTED ELIGIBLE LIABILITIES SENIOR NOTES, SERIES D Terms and Conditions Wednesday, January 17, 2018 IMAGE OMITTED RESOLUTION MEASURES AND DEEMED AGREEMENT On May 15, 2014, the European Parliament and the Council of the European Union adopted a directive establishing a framework for the recovery and resolution of credit institutions and investment firms (commonly referred to as the “Bank Recovery and Resolution Directive”). The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. Germany adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or the “Resolution Act”), which became effective on January 1, 2015. The Bank Recovery and Resolution Directive and the Resolution Act provided national resolution authorities with a set of resolution powers to intervene in the event that a bank is failing or likely to fail and certain other conditions are met. From January 1, 2016, the power to initiate resolution measures applicable to significant banking groups (such as Deutsche Bank Group) in the European Banking Union has been transferred to the European Single Resolution Board which, based on the European Union regulation establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (the “SRM Regulation”), works in close cooperation with the European Central Bank, the European Commission and the national resolution authorities. Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations, the notes may be subject to any Resolution Measure by the competent resolution authority if we become, or are deemed by the competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. By acquiring the notes, you will be bound by and deemed irrevocably to consent to the provisions set forth in the accompanying prospectus, which we have summarized below. Pursuant to the German Banking Act as amended by the German law on the mechanism for the resolution of banks of November 2, 2015 (Abwicklungsmechanismusgesetz, or the “Resolution Mechanism Act”), in a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, certain specifically defined senior unsecured debt instruments, including the notes, would rank junior to, without constituting subordinated debt, all other outstanding unsecured unsubordinated obligations of the Issuer and would be satisfied only if all such other senior unsecured unsubordinated obligations of the Issuer have been paid in full. The Resolution Mechanism Act could lead to increased losses for the holders of the notes if insolvency proceedings were initiated or Resolution Measures imposed upon the Issuer. See the risk factor below and “Risk Factors” in the accompanying prospectus for more information. By acquiring the notes, you will be bound by and deemed irrevocably to consent to the imposition of any Resolution Measure by the competent resolution authority. Under the relevant resolution laws and regulations as applicable to us from time to time, the notes may be subject to the powers exercised by the competent resolution authority to: (i) write down, including to zero, any payment on the notes; (ii) convert the notes into ordinary shares of (a) the Issuer, (b) any group entity or (c) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital (and the issue to or conferral of the holders (including the beneficial owners) of such ordinary shares or instruments); and/or (iii) apply any other resolution measure including, but not limited to, any transfer of the notes to another entity, the amendment, modification or variation of the terms and conditions of the notes or the cancellation of the notes. We refer to each of these measures as a “Resolution Measure.” A “group entity” refers to an entity that is included in the corporate group subject to a Resolution Measure. A “bridge bank” refers to a newly chartered German bank that would receive some or all of our equity securities, assets, liabilities and material contracts, including those attributable to our branches and subsidiaries, in a resolution proceeding. Furthermore, by acquiring the notes, you: are deemed irrevocably to have agreed, and you will agree: (i) to be bound by, to acknowledge and to accept any Resolution Measure and any amendment, modification or variation of the terms and conditions of the notes to give effect to any Resolution Measure; (ii) that you will have no claim or other right against us arising out of any Resolution Measure; and (iii) that the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the Eligible Liabilities Senior Indenture dated April 19, 2017 among us, The Bank of New York Mellon, as trustee, and Deutsche Bank Trust Company Americas, as paying agent, authenticating agent, issuing agent and registrar, as amended and supplemented from time to time (the “Indenture”), or for the purposes of, but only to the fullest extent permitted by, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”); waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the paying agent, the issuing agent and the registrar (each, an “indenture agent”) for, agree not to initiate a suit against the trustee or the indenture agents in respect of, and agree that the trustee and the indenture agents will not be liable for, any action that the trustee or any of the indenture agents takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the notes; and will be deemed irrevocably to have: (i) consented to the imposition of any Resolution Measure as it may be imposed without any prior notice by the competent resolution authority of its decision to exercise such power with respect to

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Registration Statement No. 333- 218897 IMAGE OMITTED Dated January 17, 2018; Rule 433 Page 4 IMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTED 3 YEAR FLOATING RATE ELIGIBLE LIABILITIES SENIOR NOTES DUE JANUARY 2021 IMAGE OMITTEDIMAGE OMITTED ELIGIBLE LIABILITIES SENIOR NOTES, SERIES D Terms and Conditions Wednesday, January 17, 2018 IMAGE OMITTED the notes; (ii) authorized, directed and requested The Depository Trust Company (“DTC”) and any direct participant in DTC or other intermediary through which you hold such notes to take any and all necessary action, if required, to implement the imposition of any Resolution Measure with respect to the notes as it may be imposed, without any further action or direction on your part or on the part of the trustee or the indenture agents; and (iii) acknowledged and accepted that the Resolution Measure provisions described herein and in the “Resolution Measures” section of the accompanying prospectus are exhaustive on the matters described herein and therein to the exclusion of any other agreements, arrangements or understandings between you and the Issuer relating to the terms and conditions of the notes. This is only a summary, for more information please see the accompanying prospectus dated July 7, 2017, including the risk factors beginning on page 9 of such prospectus. THE NOTES ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG The notes are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any interest payments to be made on the notes and the repayment of principal at maturity depend on the ability of Deutsche Bank AG to satisfy its obligations as they become due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking Deutsche Bank AG’s credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes. On March 28, 2017, Standard & Poor’s downgraded Deutsche Bank AG’s long-term issue ratings on certain senior unsecured debt instruments reclassified as senior subordinated debt due to Germany’s recently introduced law from “BBB+” to “BBB-.” On September 29, 2017, Fitch downgraded Deutsche Bank AG’s Long-Term Issuer Default Rating (IDR) from “A-“ to “BBB+.” On December 12, 2017, Moody’s affirmed Deutsche Bank AG’s senior unsecured rating of Baa2 but changed the outlook for this debt class from “stable” to “negative.” Any future downgrade could materially affect Deutsche Bank AG’s funding costs and cause the trading price of the notes to decline significantly. Additionally, under many derivative contracts to which Deutsche Bank AG is a party, a downgrade could require it to post additional collateral, lead to terminations of contracts with accompanying payment obligations or give counterparties additional remedies. In the event Deutsche Bank AG were to default on its payment obligations or become subject to a Resolution Measure, you might not receive interest and principal payments owed to you under the terms of the notes and you could lose your entire investment. THE NOTES MAY BE WRITTEN DOWN, BE CONVERTED INTO ORDINARY SHARES OR OTHER INSTRUMENTS OF OWNERSHIP OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES. IN A GERMAN INSOLVENCY PROCEEDING OR IN THE EVENT OF THE IMPOSITION OF RESOLUTION MEASURES WITH RESPECT TO THE ISSUER, THE NOTES WOULD BE SATISFIED ONLY IF CERTAIN OTHER UNSECURED UNSUBORDINATED OBLIGATIONS OF THE ISSUER HAVE BEEN PAID IN FULL. YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations described above under “Resolution Measures and Deemed Agreement,” the notes are subject to the powers exercised by the competent resolution authority to impose Resolution Measures on us, which may include: writing down, including to zero, any claim for payment on the notes; converting the notes into ordinary shares of (i) the Issuer, (ii) any group entity or (iii) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital (and the issue to or conferral of the holders (including the beneficial owners) of such ordinary shares or instruments); or applying any other resolution measure including, but not limited to, transferring the notes to another entity, amending, modifying or varying the terms and conditions of the notes or cancelling the notes. The competent resolution authority may apply Resolution Measures individually or in any combination. The Resolution Mechanism Act provides that, in a German insolvency proceeding of the Issuer, certain specifically defined senior unsecured debt instruments, including the notes, would rank junior to, without constituting subordinated debt, all other outstanding unsecured unsubordinated obligations of the Issuer and would be satisfied only if all such other senior unsecured unsubordinated obligations of the Issuer have been paid in full. This prioritization would also be given effect if Resolution Measures are imposed on the Issuer, so that obligations under debt instruments that rank junior in insolvency as described above would be written down or converted into common equity tier 1 instruments before any other senior unsecured obligations of the Issuer are written down or converted. A large portion of our liabilities consist of senior unsecured obligations that either fall outside the statutory definition of debt instruments that rank junior to other senior unsecured obligations according to the Resolution Mechanism Act or are expressly exempted from such definition. Among those unsecured unsubordinated obligations that are expressly exempted are money market instruments and senior unsecured debt instruments whose terms provide that (i) the amount of the repayment depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued or settlement is effected in a way other than by monetary payment, or (ii) the amount of the interest payments depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued unless the payment of interest or the amount of the interest payments solely depends on a fixed or floating reference interest rate and settlement is effected by monetary payment. This order of priority introduced by the

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Registration Statement No. 333- 218897 IMAGE OMITTED Dated January 17, 2018; Rule 433 Page 5 IMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTED 3 YEAR FLOATING RATE ELIGIBLE LIABILITIES SENIOR NOTES DUE JANUARY 2021 IMAGE OMITTEDIMAGE OMITTED ELIGIBLE LIABILITIES SENIOR NOTES, SERIES D Terms and Conditions Wednesday, January 17, 2018 IMAGE OMITTED Resolution Mechanism Act became effective on January 1, 2017 and would apply to the then outstanding debt instruments of the Issuer if German insolvency proceedings were instituted, or if Resolution Measures were imposed, on such debt instruments. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, the competent resolution authority or court would determine whether the securities offered by the prospectus have the terms described in clauses (i) or (ii) above, referred to herein as “Structured Debt Securities,” or whether they do not, referred to herein as “Non -Structured Debt Securities.” We expect and intend the notes offered herein to be classified as Non-Structured Debt Securities. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, the unsecured unsubordinated obligations of the Issuer that either fall outside the statutory definition of debt instruments that rank junior to other senior unsecured obligations or are expressly exempted from such definition, including any Structured Debt Securities, are expected to bear losses after the Non-Structured Debt Securities (including the notes) as described above. The Resolution Mechanism Act could lead to increased losses for the holders of the notes if insolvency proceedings were initiated or Resolution Measures imposed upon the Issuer. In November 2016, the European Commission proposed substantial amendments to, among other laws, the Capital Requirements Regulation, the Bank Recovery and Resolution Directive and the SRM Regulation. The proposals cover multiple areas, including the ranking of certain unsecured debt instruments in national insolvency proceedings (to include a new category of ‘non-preferred’ senior debt referred to as “eligible liabilities instruments”), the introduction of a moratorium tool, refinements of the minimum requirement for own funds and eligible liabilities (or “MREL”) framework, and the integration of the minimum total loss-absorbing capacity (or “TLAC”) standard into EU legislation. Based upon the current proposals, we expect the securities to qualify as “eligible liabilities instruments” and to continue to rank similar to Non-Structured Debt Securities once the proposals become effective. The proposals, if they are enacted as proposed, may also enable us to issue instruments similar to the securities but ranking senior to them. The proposals are to be considered by the European Parliament and the Council of the European Union and therefore remain subject to change. The legislation when final may not include all elements of the proposals and new or amended elements may be introduced in the course of the legislative process. Until the proposals are in final form, it is uncertain how the proposals will affect us or holders of the securities. The current proposals, as well as the economic and financial environment at the time of implementation and beyond, can have a material impact on our operations and financial condition and they may require us to raise additional capital or issue additional “eligible liabilities instruments.” Imposition of a Resolution Measure would likely occur if we become, or are deemed by the competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. The Bank Recovery and Resolution Directive and the Resolution Act are intended to eliminate the need for public support of troubled banks, and you should be aware that public support, if any, would only potentially be used by the competent supervisory authority as a last resort after having assessed and exploited, to the maximum extent practicable, the resolution tools, including the bail-in tool. You may lose some or all of your investment in the notes if a Resolution Measure becomes applicable to us. By acquiring the notes, you would have no claim or other right against us arising out of any Resolution Measure and we would have no obligation to make payments under the notes following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the Indenture or for the purposes of, but only to the fullest extent permitted by, the Trust Indenture Act. Furthermore, because the notes are subject to any Resolution Measure, secondary market trading in the notes may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure. In addition, secondary market trading in the notes may not follow the trading behavior associated either with Structured Debt Securities issued by us or with securities issued by other financial institutions that are not subject to the Resolution Mechanism Act or similar laws. In addition, by your acquisition of the notes, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the indenture agents for, agree not to initiate a suit against the trustee or any indenture agent in respect of, and agree that the trustee and the indenture agents will not be liable for, any action that the trustee or any indenture agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the notes. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure. POTENTIAL CONFLICTS OF INTEREST MAY ARISE IF THE BASE RATE HAS BEEN PERMANENTLY DISCONTINUED OR IS UNAVAILABLE Because Deutsche Bank AG, London Branch is acting as the calculation agent for the notes, a conflict of interest may arise due to our economic interests potentially being adverse to your interests as an investor in the notes. As the calculation agent, Deutsche Bank AG, London Branch will determine, among other things, the amount of interest payable in respect of the notes on each interest payment date. In addition, if LIBOR has been permanently discontinued, the calculation agent will select an alternative reference rate for the notes and may adjust certain terms of the notes. The terms that the calculation agent may adjust include, but are not limited to, the base rate, the applicable currency and/or index maturity for such alternative reference rate, the spread, as well as the business day convention, the definition of business day, interest

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Registration Statement No. 333- 218897 IMAGE OMITTED Dated January 17, 2018; Rule 433 Page 6 IMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTED 3 YEAR FLOATING RATE ELIGIBLE LIABILITIES SENIOR NOTES DUE JANUARY 2021 IMAGE OMITTEDIMAGE OMITTED ELIGIBLE LIABILITIES SENIOR NOTES, SERIES D Terms and Conditions Wednesday, January 17, 2018 IMAGE OMITTED determination dates and related provisions and definitions. Furthermore, if LIBOR is unavailable on an interest determination date but has not been permanently discontinued, the calculation agent may determine the interest rate on such interest determination date in its sole discretion. Any selection, adjustments or determinations by the calculation agent could adversely affect the applicable interest rate for, and thus, your return on, the notes. IMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTEDIMAGE OMITTED Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and this term sheet if you so request by calling toll-free 1-800-503-4611. PRIIPS Regulation/Prohibition of Sales to EEA Retail Investors The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Directive 2003/71/EC; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the European Economic Area has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the European Economic Area may be unlawful under the PRIIPS Regulation. MiFID II Product Governance/Professional Investors and ECPs-only Target Market Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.